

Mail Stop 3030

September 7, 2018

Via E-mail
Christopher Capelli
Chief Executive Officer
Soliton, Inc.
5304 Ashbrook Drive
Houston, Texas 77081

> **Re:** **Soliton, Inc.**
> **Amendment No. 4 to**
> **Offering Statement on Form 1-A**
> **Filed August 30, 2018**
> **File No. 024-10854**

Dear Dr. Capelli:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 27, 2018 letter.

Offering Circular

1. We note your response to prior comment 1 and your disclosure on page 31 and 100.

   - If the terms applicable to investors who subscribe through the online platforms apply to claims under the federal securities laws, say so clearly in your offering circular and affirmatively state (in both your offering circular and the appropriate exhibit) that, by agreeing to these terms, investors will not be deemed to have waived their rights under the federal securities laws and the rules and regulations thereunder.

   - Address (1) any question under applicable law as to the enforceability of any of the terms and (2) whether these terms would apply to investors who acquire the securities from the initial purchasers. If the terms apply to such transferees, tell us how a transferee will know whether they are purchasing securities that are subject to the terms.

- Please clarify how you will track which terms apply to which investors. In this regard, if an investor subscribes for shares both online and using the paper process, please clarify which terms apply to the investor.

2.   Your response to prior comment 1 does not appear to address the provisions in exhibit 4 regarding governing law, jurisdiction, indemnification and waiver of trial by jury. Please revise your disclosure to address the provisions. In addition: (1) address any question under applicable law as to the enforceability of any of the provisions and whether these provisions would apply to transferees, and (2) address these issues as appropriate in your Description of Capital Stock.

Relationships and Related Party Transactions, page 86

3.   We note your response to prior comment 4. Notes you filed as exhibits appear to indicate that the maturity date has passed and the interest rate might now differ from what is disclosed. Please clarify your disclosure here and in your risk factors and liquidity discussion as appropriate.

Underwriting, page 96

4.   Please tell us where the subscription agreement includes the instructions that you mention in the first sentence of the last paragraph of your response to prior comment 1.

You may contact David Burton at (202) 551-3626 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Cavas Pavri